AMARIN ANNOUNCES COMMENCEMENT OF EUROPEAN PIVOTAL PHASE III
CLINICAL TRIAL FOR MIRAXION IN HUNTINGTON’S DISEASE

LONDON, United Kingdom, December 15, 2005 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that the European Phase III clinical trial of Miraxion™ in Huntington's disease has commenced. The U.S. Phase III clinical trial of Miraxion in Huntington’s disease commenced dosing in September, 2005.

Rick Stewart, Chief Executive Officer of Amarin, commented; “The commencement of the 240 patient European Phase III clinical trial in Huntington’s disease is a major milestone for Amarin. The U.S. trial of 300 patients is now well underway and we expect the European trial will show similar positive progress as patient enrolment accelerates.”

Miraxion Phase III clinical trials in Huntington’s disease
Miraxion has Orphan Drug designation in the U.S. and in Europe. Additionally, Miraxion has fast-track designation from the FDA for review of the New Drug Application. The Miraxion Phase III clinical trials are being conducted under a Special Protocol Assessment (SPA) procedure. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials involving designated Orphan Drugs.

The U.S. and European trials are multi-centre, randomized, double blind, placebo-controlled studies of Miraxion at 43 sites in the U.S. and up to 33 sites in Europe. The trials are planned to enroll 540 Huntington’s disease patients with approximately 300 in the U.S. Phase III trial and approximately 240 in the European Phase III trial over a 6 month period. Patients in the U.S. trial will participate in a further 6-month extension period.

The Huntington Study Group (H.S.G.), based at the University of Rochester, is conducting the U.S. clinical trial on behalf of Amarin.  The H.S.G. is a non-profit group of physicians and other health care providers from medical centers in the U.S., Canada, Europe and Australia, experienced in the care of Huntington’s disease patients and dedicated to clinical research of Huntington's disease. The European clinical trial is being conducted in collaboration with EURO-HD and ICON, a leading contract research organization (CRO). EURO-HD is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of Huntington’s disease patients.

The primary endpoint of the trials will be to determine whether Miraxion taken 2 grams per day (1 gram twice daily) results in clinically and statistically significant changes in the Total Motor Score-4 subscale of the Unified Huntington’s Disease Rating Scale (UHDRS).

About Miraxion
Miraxion is a semi-synthetic, highly purified derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid. The mechanism of action of Miraxion and its metabolites is believed to involve stabilization of cell membranes and of mitochondrial integrity of suffering neurons, thereby preventing or slowing progression from neuronal dysfunction to apoptosis. Miraxion is also known to have neuro-anti-inflammatory effects.

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for depressive disorders.

For press releases and other corporate information, visit our website at http://www.amarincorp.com

Contact:
Amarin Corporation plc                                                                                                      +44 (0) 207 907 2442
Rick Stewart                                                                                                                            Chief Executive Officer
Alan Cooke                                                                                                                             Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                                                                                                                           +44 (0) 207 236 5615
Rory Godson/Victoria Brough

DISCLOSURE NOTICE: The information contained in this document is as of December 15, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document contains forward-looking statements about Amarin’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “will”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin’s research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin’s drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin’s products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin’s products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin’s product candidates; governmental laws and regulations affecting Amarin’s operations, including those affecting taxation; Amarin’s ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin’s ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.